UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34415

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SRT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

416 HAWTHORNE STREET
(No. and Street)

BIRMINGHAM	MI	48009
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Fruchter	646-872-5790	mfruchter@srtsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Fruchter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SRT Securities LLC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Michael Fruchter   Digitally signed by Michael Fruchter
                        Date: 2026.03.31 14:21:04 -04'00'

Title:
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SRT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(e)(d) under the Securities Exchange Act of 1934.

SRT SECURITIES LLC

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SRT Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SRT Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SRT Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SRT Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SRT Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as SRT Securities LLC's auditor since 2025.
Chicago, Illinois
March 31, 2026

SRT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Assets:

Cash and cash equivalents	$	686,124
Floor brokerage receivables, net		858,433
Receivable from clearing organizations		586,177
Other commission receivables		341,727
Property and equipment (net of accumulated depreciation and amortization of $1,091,266)		49,464
Other assets		51,704
Other receivables		37,322
Total assets	$	2,610,951

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued compensation	$	954,805
Accounts payable		314,501
Payable to clearing organization		127,391
Total liabilities		1,396,697
Member's equity		1,214,254
Total liabilities and member's equity	$	2,610,951

See accompanying notes to the financial statement.

NOTE 1 -   <u>**ORGANIZATION**</u>

SRT Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the CBOE Exchange, Incorporated, NYSE Arca, Inc., the BOX Exchange LLC, and C2, the National Futures Association, and is a registered Introducing Broker with the Commodity Futures Trading Commission. In April 2019, the Company changed its name from Israel A. Englander & Co., LLC. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company, for the entirety of the year ended December 31, 2025, operated and continues to operate, without exception, under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 -   <u>**SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Basis of presentation**</u>
The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of the Company's financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

<u>**Use of estimates**</u>
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the ·reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents and restricted cash

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Property and equipment

Property, equipment, and software are stated at cost less accumulated depreciation and amortization. The Company depreciates computers, other equipment, furniture and fixtures using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Art	Indefinite
Software	3-4 years
Computer and other equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or lease term

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers. The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is

identified, the pricing was agreed upon and the risks and rewards of ownership are transferred to/from the customer.

Income taxes

The Company is a disregarded entity, for tax purposes, and therefore is included as part of the tax returns filed by SRT Securities Inc. (the "Parent"). The Parent is exempt from federal and most state income taxes. The Company calculates state and local income taxes as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2025, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2022.

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 31, 2026 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2025.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses (see Note 4).

Segment Reporting

Under ASC-280, the Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions in Stocks, Options and Futures. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 3 - **RECEIVABLES AND PAYABLES WITH CLEARING ORGANIZATIONS**

Receivable from clearing organizations represents cash held at RBC Capital Markets LLC, and Velocity Clearing LLC at December 31, 2025 to satisfy the Company's deposit requirements. Receivables from clearing organizations balance was $586,177 as of December 31, 2025. Payable to clearing organizations represents temporary borrowings as a result of timing differences in commission and expense settlements.

NOTE 4 - **FLOOR BROKERAGE RECEIVABLES, NET, OTHER COMMISSION RECEIVABLE, AND OTHER RECEIVABLES**

Floor brokerage receivables, net, represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition, net of an allowance for estimated credit losses of $8,671. Other commission receivable represents amounts earned by the Company for transacting trades on behalf of their customers. Other commission receivables primarily represents amounts received from customers related to pass thru charges such as exchange fees, clearing fees, and CAT fees. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

NOTE 5 - **PROPERTY AND EQUIPMENT**

Property and equipment is summarized as follows:

Art	$	49,464
Software		154,244
Computer and other equipment		130,613
Furniture and fixtures		80,217
Leasehold improvements		726,192
		1,140,730
Less accumulated depreciation and amortization		(1,091,266)
	$	49,464

NOTE 6 -   <u>**NET CAPITAL REQUIREMENT**</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, at $250,000. At December 31, 2025, the Company had net capital of $819,807, which exceeded its requirement by $569,807.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per office including the main office. At December 31, 2025, the Company's net capital of $819,807 exceeded the required net capital under Regulation 1.17 by $774,807. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2025, the Company was in compliance with all such requirements.

NOTE 7 -   <u>**INCOME TAXES**</u>

As previously noted, the Company is a wholly-owned subsidiary of SRT Securities Inc. (an S-Corporation). The entities are not subject to federal

taxation. State and local income taxes are calculated as if the companies filed on a separate return basis.

NOTE 8 - **CONCENTRATION OF CREDIT RISK**

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the Company's cash balance exceeds such limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of floor brokerage, other commissions, and clearing organization receivables. The amount of credit risk related to floor brokerage receivables is limited due to the large number of customers comprising the Company's customer base. The Company has cash on deposit with several clearing organizations. The amount of credit risk associated with the clearing organization receivables is $586,177 and is reflected in the statement of financial condition.

NOTE 9 - **COMMITMENTS, CONTINGENCIES AND GUARANTEES**

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 10 - **FAIR VALUE MEASURMENT AND DISCLOSURES**

ACS 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement data. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs other than quoted prices included with Level1 that are observable for the asset or liability, either directly or indirectly.

Level3: Are observable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2025, At December 31, 2025, the Company held no Level 1, 2 or 3 investments.

NOTE 11 - **FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not trade derivative financial instruments.

The Company is engaged in various trading activities in which counterparties solely include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

It is the Company's policy to review, as necessary, the credit standing of each counterparty.